STELLAR AMENDS FINDER’S FEE

PORT HUENEME, CA (April 12, 2013) -- Stellar Biotechnologies, Inc. (“Stellar” or the “Company”) (OTCQB: SBOTF) (TSX-V: KLH) announces that, further to its press release dated April 4, 2013, the finders’ fees paid in connection with the closing of the private placement announced February 25, 2013 have been reduced. Cash finder’s fees in the aggregate of $51,000 were paid to certain arm’s length parties instead of $60,000 and 102,000 non-transferable options were issued instead of 120,000 options, as previously announced.

About Stellar Biotechnologies, Inc. (www.StellarBiotech.com)

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX-V: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contact Information

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Contacts:

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Stellar Biotechnologies, Inc.

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Darrell Brookstein

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Executive VP, Corporate Development and Finance

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Phone: 805 488 2800

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Email: dbrookstein@stellarbiotech.com

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Investor Relations:

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MZ Group

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Mark A. McPartland

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Senior Vice President

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Phone: 1 212-301-7130

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Email: markmcp@mzgroup.us

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Web: www.mzgroup.us

Forward-Looking Statements

The Company's views as of the date of this press release should not be relied upon to represent the Company's views as of a subsequent date. While the Company anticipates that subsequent events may cause the Company's views to change, the Company disclaims any obligation to update such forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.